80

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03015826

TATES
[ANGE COMMISSION
D.C. 20549

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SEC FILE NUMBER
8- 48233

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED JUN 02 2003 WASH. D.C. 181 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING APRIL 1, 2002 (MM/DD/YY) AND ENDING MARCH 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

YORKTON CAPITAL INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

BCE PLACE, 181 BAY STREET, SUITE 3100, P.O. BOX 830
(No. and Street)

TORONTO (City) ONTARIO (CANADA) (State) M5J 2T3 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES D. BLAIR (416) 864-3595
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE LLP
(Name — *if individual, state last, first, middle name)*

BCE PLACE, 181 BAY STREET, SUITE 1400, TORONTO, ONTARIO (CANADA) M5J 2V1
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 12 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES D. BLAIR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of YORKTON CAPITAL INC., as of MARCH 31, ~~19~~ 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte & Touche LLP
BCE Place
181 Bay Street, Suite 1400
Toronto, ON M5J 2V1
Canada

Tel: (416) 601 6150
Fax: (416) 601 6151
www.deloitte.ca

Deloitte & Touche

May 29, 2003

Yorkton Capital Inc.
181 Bay Street
Suite 3100, P.O. Box 830
Toronto, ON, M5J 2T3

To The Board of Directors of Yorkton Capital Inc.:

In planning and performing our audit of the financial statements of Yorkton Capital Inc. (the "Company") for the year ended March 31, 2003 (on which we issued our report dated May 29, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also as required by rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that that we considered relevant to the objectives stated in Rule 17a-5(g): in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that degree of compliance with the practices or procedures may deteriorate.

Our consideration of internal control would not necessarily disclose all maters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

Chartered Accountants

Toronto, Canada

Deloitte & Touche

Financial Statements and Supplemental Schedules for the Year Ended March 31, 2003 and Independent Auditor's Report and Supplemental Report on Internal Control

YORKTON CAPITAL INC.

(a wholly-owned subsidiary of Yorkton Securities Inc.)
(SEC I.D. No. 8-48233)

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

YORKTON CAPITAL INC.
(a wholly-owned subsidiary of Yorkton Securities Inc.)
Table of Contents
March 31, 2003

This report contains (check all applicable boxes):

Deloitte & Touche LLP
BCE Place
181 Bay Street, Suite 1400
Toronto, ON M5J 2V1
Canada

Tel: (416) 601 6150
Fax: (416) 601 6151
www.deloitte.ca

Deloitte & Touche

Independent Auditors' Report

To the Board of Directors and Stockholder
of Yorkton Capital Inc.

We have audited the accompanying statement of financial condition of Yorkton Capital Inc. (the "Company") as of March 31, 2003 and the related statements of operations, cash flows and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules g and h is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Chartered Accountants

Toronto, Ontario
May 29, 2003

Deloitte
Touche
Tohmatsu

YORKTON CAPITAL INC.
(a wholly-owned subsidiary of Yorkton Securities Inc.)
Statement of Financial Condition
March 31, 2003
(Expressed in U.S. dollars)

ASSETS	
Cash	$ 2,003,056
Due from	
Clients	549,453
Broker	143,887
Parent - broker accounts	349,142
Other assets	133,363
	$ 3,178,901
LIABILITIES	
Due to	
Clients	$ 348,459
Parent - broker accounts	548,254
Parent - intercompany	100,287
Accounts payable and accrued liabilities	378,156
Income taxes payable	53,745
	1,428,901
STOCKHOLDER'S EQUITY	
CAPITAL STOCK	
Authorized	
Unlimited common shares	
Issued	
1,750,000 common shares	1,750,000
RETAINED EARNINGS	-
	1,750,000
	$ 3,178,901

See accompanying notes to financial statements.

YORKTON CAPITAL INC.
(a wholly-owned subsidiary of Yorkton Securities Inc.)
Statement of Operations
Year ended March 31, 2003
(Expressed in U.S. dollars)

REVENUE	
Commissions	$ 3,928,985
Underwriting	243,086
Principal trading, net	2,541,379
Interest	20,878
Other	4,270
	6,738,598
EXPENSES	
Employee compensation and benefits	200,649
Communications	135,126
Occupancy and equipment	477,870
Interest	917
Floor brokerage and exchange fees	1,011,148
Other	
Commission (Note 3)	2,676,192
Professional fees (Note 3)	30,990
Administrative services (Note 3)	2,044,241
Operating and general	126,465
	6,703,598
INCOME BEFORE PROVISION FOR INCOME TAXES	35,000
PROVISION FOR INCOME TAXES (Note 4)	35,000
NET INCOME	$ -

See accompanying notes to financial statements.

YORKTON CAPITAL INC.
(a wholly-owned subsidiary of Yorkton Securities Inc.)
Statement of Cash Flows
Year ended March 31, 2003
(Expressed in U.S. dollars)

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ -
Adjustments to reconcile net income to net cash used by operating activites:	
(Increase) decrease in operating assets:	
Due from Clients	(538,661)
Due from Brokers	(11,546)
Due from Parent - broker accounts	(337,612)
Income taxes receivable	8,282
Other assets	(117,421)
Increase (decrease) in operating liabilities	
Due to Clients	336,950
Due to Parent - broker accounts	537,480
Due to Parent - intercompany	(135,408)
Income taxes payable	53,745
Accounts payable and accrued liabilities	137,615
Net cash used in operating activities	(66,576)
CASH FLOWS FROM FINANCING ACTIVITY:	
Bank indebtedness	(202,657)
NET DECREASE IN CASH	(269,233)
CASH, BEGINNING OF YEAR	2,272,289
CASH, END OF YEAR	$ 2,003,056
SUPPLEMENTARY CASH FLOW INFORMATION	
Interest paid	$ 917
Taxes received	$ 27,027

See accompanying notes to financial statements.

YORKTON CAPITAL INC.
(a wholly-owned subsidiary of Yorkton Securities Inc.)
Statement of Changes in Stockholder's Equity
Year ended March 31, 2003
(Expressed in U.S. dollars)

	Common Shares	Retained Earnings	Total
BALANCE, BEGINNING OF YEAR	$ 1,750,000	$ -	$ 1,750,000
NET INCOME	-	-	-
BALANCE, END OF YEAR	$ 1,750,000	$ -	$ 1,750,000

See accompanying notes to financial statements.

Yorkton Capital Inc. (the "Company") is incorporated under the Business Corporations Act (Ontario) and is licensed as a securities dealer in the United States. The Company, a wholly-owned subsidiary of Yorkton Securities Inc. (the "Parent"), was incorporated on April 28, 1994 and commenced operations in the 1996 fiscal year.

The Company engages in three principal activities. The Company provides brokerage services to retail customers that are located in the United States of America. The transactions of these retail clients are cleared through a NASD registrant broker which acts as the Company's carrying broker. The Company also provides brokerage service to institutional clients that are located in the United States of America. The transactions are cleared through the facilities of the Parent. The Company also engages in principal trading activity on behalf of the Parent, acting as an agent for the Parent. As the Company is acting as an agent for the Parent the inventory associated with the principal trading activity is not reflected in the Company's accounts.

1. SIGNIFICANT ACCOUNTING POLICIES

These financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, and reflect the following policies:

Securities transactions

Securities transactions are recorded on the trade date basis.

Customers' securities transactions are reported on a settlement date basis, with related commission income and expenses reported on a trade date basis.

Translation of foreign currency

The functional currency of the Company is the U.S. dollar. Accordingly, monetary assets and liabilities of the Company that are denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the balance sheet date. Transactions included in operations are translated at the average rates for the year. Exchange gains and losses resulting from the translation of these amounts are reflected in the statement of income in the year in which they occurred.

Commissions and related expenses

Commissions with respect to customer trades are accrued on the settlement date basis, which does not differ materially from the use of the trade date basis, and are included in current period income. Related expenses, including clearance and costs charged by the parent company, are accrued to match revenue recognition.

Underwriting

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

(Expressed in U.S. dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The Company follows the asset and liability method of accounting for corporate income taxes. Under the method, deferred tax assets and liabilities represent the cumulative amount of tax applicable to temporary differences between the carrying amount of the assets and liabilities, and their values for tax purposes. Future tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in deferred income taxes related to a change in tax rates are recognized in income in the period of the tax rate change.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ materially from those estimates.

Recently Issued Accounting Pronouncements

In November 2002, the Financial Accounting Standards Board issued Financial Interpretation No. 45 ("FIN 45"), "*Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*", which elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees that it issues. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of FIN 45 apply prospectively to guarantees issued after December 31, 2002 regardless of the guarantor's fiscal year-end. The disclosure requirements in FIN 45 are effective for financial statements of any period ending after December 15, 2002. In the ordinary course of business the Company has various guarantees embedded in clearing organization agreements, which are on the same terms as other members. The Company does not have any other material guarantees that have financial statement impact or require additional disclosures.

2. COMMITMENTS

The minimum annual future lease commitments of the Company, for its office premises under non-cancellable operating leases expiring on February 28, 2006 are as follows:

2004	$	68,899
2005		68,899
2006		63,157
	$	200,955

Rental expense amounted to approximately $83,310 for the year ended March 31, 2002.

(Expressed in U.S. dollars)

3. RELATED PARTY TRANSACTIONS

Transactions with related parties are in the normal course of operations and are recorded at the agreed upon exchange amount.

Included in commission expense are amounts paid to the Parent, as compensation for commission revenue, in the amount of $1,925,690. Professional fees include a fee payable to a company owned by an officer and director of the Company in the amount of $15,000 for management services incurred during the year. Administrative expenses are paid to the Parent and include the recovery of administrative and operational costs incurred by the Parent on the Company's behalf.

4. INCOME TAXES

The provision for income taxes relates to Canadian income taxes payable for the Company. The effective rate is higher than the statutory rate as a result of certain expenses being deductible for accounting purposes but not for tax purposes.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2003, the Company had net capital of $1,582,287, which was $1,432,787 in excess of its required net capital of $149,500. The Company's ratio of aggregate indebtedness to net capital was 0.90 to 1.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of its business, the Company's customers' activities involve the execution and settlement of various securities transactions. These activities may expose the Company to the risk of loss in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill contractual obligations. The Company monitors the credit standing of counterparties with whom it conducts business on a periodic basis in order to control the risks associated with these activities. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations.

7. CONCENTRATIONS OF CREDIT RISK

Performance of substantially all of the clearing and depository operations for the Company is the responsibility of the Parent pursuant to an operating agreement. The Parent utilizes the services of its carrying broker, to the extent necessary, to carry out these responsibilities. Pursuant to a clearing agreement dated January 2, 1997 a NASD registrant broker acts as the carrying broker for the Company's cash and margin accounts. The agreements provide that the Company is obligated to assume any exposure related to nonperformance by its customers. The Parent, on behalf of the Company, reviews, as considered necessary, the credit standing of the counterparties with which the

7. CONCENTRATIONS OF CREDIT RISK (Continued)

Company conducts business. The Company's exposure to credit risk associated with the non-performance by counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. Credit risk is the amount of accounting loss the Company would incur if a counterparty failed to perform its obligations under contractual terms.

8. FAIR VALUES OF FINANCIAL INSTRUMENTS

The fair values of cash, due from clients, due from broker, due from Parent, due to clients, due to Parent and accounts payable and accrued liabilities approximate their carrying values because of the short-term nature of these items.

YORKTON CAPITAL INC.
(a wholly-owned subsidiary of Yorkton Securities Inc.)
Schedule of Computation of Net Capital
Pursuant to Rule 15c 3-1 under the Securities
and Exchange Act of 1934

March 31, 2003
(Expressed in U.S. dollars) **Schedule g**

Total ownership equity from statement of financial condition		$ 1,750,000
Deductions and/or charges:		
Non-allowable assets		151,767
Aged fail to deliver (number of items - 3)		15,916
Total non-allowable assets		167,683
Net capital		1,582,317
Basic net capital requirement		
Greater of		
(i) 1/15th of aggregate indebtedness ($1,428,901)	$ 95,260	
(ii) Minimum net capial	149,500	
Net capital requirement		149,500
Excess net capital		$ 1,432,817
Ratio of aggregate indebtedness to net capital		0.9 to 1.0

The above computation does not differ materially from the computation the Company filed on its Form X-17A-5.

YORKTON CAPITAL INC.
(a wholly-owned subsidiary of Yorkton Securities Inc.)
Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c 3-3 under the Securities and Exchange Act of 1934

March 31, 2003

(Expressed in U.S. dollars) **Schedule h**

The Company is exempt from the requirements of Rule 15c 3-3 pursuant to paragraph (k)(2)(i) since the company des not carry securities accounts for customers or perform custodial functions relating to customer securities.